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December 21, 2021

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Taylor Beech and Mara Ransom

Re:	PAE Incorporated

Preliminary Proxy Statement on Schedule 14A Filed December 6, 2021

File No. 001-38643

Dear Ms. Beech and Ms. Ransom:

This letter is submitted on behalf of PAE Incorporated (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed December 6, 2021 (the “Preliminary Proxy Statement”), as set forth in the Staff’s letter dated December 15, 2021, addressed to Paul W. Cobb (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with a response below the included comment. For your convenience, we have italicized the reproduced Staff comment from the Comment Letter. Unless otherwise indicated, page references refer to pages of the Preliminary Proxy Statement. All capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Preliminary Proxy Statement.

Preliminary Proxy Statement on Schedule 14A Filed December 6, 2021

General

1.

We note your disclosure that an affiliate of “Lindsay Goldberg” incorporated PAE Holding Corporation, which subsequently acquired Historical PAE, that “Goldberg Lindsay” is currently a joint owner of Parent, and that members of PAE’s Board and management have prior business relationships with “Lindsay Goldberg.” Given these relationships, please provide your analysis as to why PAE and Parent are not “affiliates” and this transaction is not subject to Rule 13e-3, or file a Schedule 13E-3.

RESPONSE: The Company respectfully advises the Staff that Rule 13e-3 (“Rule 13e-3”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), does not apply to the proposed merger and other transactions described in the Preliminary Proxy Statement (the “Transactions”) because the Transactions do not constitute a “Rule 13e-3 transaction” within the meaning of Rule 13e-3(a)(3). Rule 13e-3(a)(3) provides that a “Rule 13e-3 transaction” is any “transaction or series of transactions involving one or more transactions described in paragraph (a)(3)(i) of [Rule 13e-3] which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of [Rule 13e-3].” Each of the subsections of Rule 13e-3(a)(3)(i) involves a transaction involving an “affiliate” of the issuer. None of Goldberg Lindsay & Co. LLC (“LG”), American Securities, Parent or any of their respective affiliates is an “affiliate” of the Company within the meaning of Rule 13e-3(a)(1) or has the ability to “control” the Company, and accordingly the Transactions do not constitute a “Rule 13e-3 transaction.”

Division of Corporation Finance

December 21, 2021

More specifically, each of LG, American Securities, Parent and their respective affiliates have never owned any Company stock, had the ability to appoint Company officers or directors, had the ability to direct the management or policies of the Company or otherwise “controlled” the Company in any manner. Please note that the Company was incorporated as a special purpose acquisition company in 2017 and was renamed “PAE Incorporated” as of February 10, 2020, when it acquired PAE Holding and PAE Holding’s affiliates. We respectfully note to the Staff that LG was formerly affiliated with PAE Holding, but LG’s affiliation with, and ability to “control” PAE Holding, ceased in March 2016 when LG indirectly sold PAE Holding to Platinum Equity. Since that time, LG and its affiliates have not owned any Company stock (including any stock in PAE Holding), had the ability to appoint Company officers or directors (or the officers or directors of PAE Holding), had the ability to direct the management or policies of the Company (or PAE Holding) or otherwise “controlled” the Company (or PAE Holding) in any manner.

Furthermore, the Company respectfully advises the Staff that the prior business relationships between members of the Company’s management and LG consist solely of customary professional relationships developed between LG and personnel who were employed by PAE Holding during LG’s ownership thereof ending March 2016. No members of the Company’s management or board of directors have any continuing business or financial relationships with LG. In addition, no member of the Company’s current board of directors or management owns any equity or other financial interest in, or is party to any contract or arrangement with LG, American Securities, Parent or any of their respective affiliates.

Moreover, the Company acknowledges that the Staff has taken the position that members of management are affiliates of the Company who may be deemed to be “engaged in” the transaction, causing the transaction to be subject to Rule 13e-3. According to the Staff’s Compliance and Disclosure Interpretation 201.05, members of management may be deemed to be “engaged in” the transaction even though their involvement “in the issuer’s negotiations with the purchaser is limited to the terms of each manager’s future employment with and/or equity participation in the surviving company.”

The Company respectfully advises the Staff that no member of the Board or management currently expects to continue to own any equity interests in the surviving company or any affiliate thereof with the exception of (1) outstanding warrants of the Company that may temporarily be exercisable for a brief period of time after closing on the same terms as applicable to other holders of the Company’s outstanding warrants, and (2) Parent’s performance incentive program and performance-based equity program to the extent granted by Parent in its sole discretion. In addition, no such person has negotiated for or been offered any guaranteed future employment, equity participation or other change in the terms of such person’s post-closing employment in connection with the Transactions. Lastly, no such person has been offered a seat on the surviving company’s board or the board of any affiliate of LG, American Securities, Parent or any of their respective affiliates.

As a general matter, consistent with the Interpretive Release Relating to Going Private Transactions under Rule 13e-3 (Release No. 34-17719, April 13, 1981), the Company believes that the Transactions are not the type of transactions that Rule 13e-3 is designed to regulate, as none of LG, American Securities, Parent or any of their respective affiliates or any members of the Company management team are on “both sides” of the transaction based on the facts and circumstances of the Transactions. It is the Company’s understanding that the Commission adopted Rule 13e-3 to, among other things, protect unaffiliated security holders in a “going private” transaction, particularly small investors, from potential self-dealing by an issuer’s affiliate standing on both sides of the transaction. As described under “The Merger—Background of the Merger” section of the Preliminary Proxy Statement, the Company’s management team did not initiate the discussions regarding the Transactions with LG, American Securities or Parent. In addition, the Transactions were approved by the Company’s board of directors, a majority of whom are independent directors and none of whom have connections to, or affiliation with, LG, American Securities, Parent or any of their respective affiliates, after consulting with the Company’s financial advisors and outside legal counsel. Further, the holders of a majority of the shares of outstanding Company common stock must approve the Merger.

For the reasons discussed above, the Transactions are not subject to Rule 13e-3 and none of LG, American Securities, Parent or any of their respective affiliates or the members of the Company’s management team is a Schedule 13e-3 filing person in connection with the Transactions.

* * * * *

Division of Corporation Finance

December 21, 2021

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (202) 346-4207.

Sincerely,

/s/ Sean M. Donahue
Sean M. Donahue, Esq.

cc:    Paul W. Cobb, Jr., Executive Vice President, General Counsel and Corporate Secretary, PAE Incorporated